MARATHON DIGITAL HOLDINGS, INC.

May 2, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh

Re:	Marathon Digital Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 001-36555

Dear Melissa:

Pursuant to our correspondence last week, we are requesting an extension to reply to your comment letter regarding the above referenced until Wednesday, May 3, 2023. Thank you in advance for your kind consideration.

Sincerely,

/s/ Jolie Kahn
Jolie Kahn
General Counsel